Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009.

	Years Ended December 31,
	2013	2012*	2011*	2010	2009
For the Group (IFRS)	19.61	24.38	27.36	29.11	21.11

*              Figures for 2012 and 2011 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2013, prepared on the basis of IFRS.

At December 31, 2013
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	3,925
Current financial debt	4,191
Current portion of financial instruments for interest rate swaps liabilities	228
Other current financial instruments — liabilities	48
Financial liabilities directly associated with the assets classified as held for sale	0

Total current financial debt	8,392

Non-current financial debt	25,069
Non-controlling interests	2,281
Shareholders’ equity
Common shares	5,944
Paid-in surplus and retained earnings	74,449
Currency translation adjustment	(4,385)
Treasury shares	(3,379)

Total shareholders’ equity	72,629

Total capitalization and non-current indebtedness	99,979

As of December 31, 2013, TOTAL had an authorized share capital of 2,417,495,344 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,377,678,160 ordinary shares (including 109,214,448 treasury shares from shareholders’ equity).

As of December 31, 2013, approximately €519 million of TOTAL’s non-current financial debt was secured and approximately €24,550 million was unsecured, and all of TOTAL’s current financial debt of €4,191 million was unsecured. As of December 31, 2013, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see note 5 of the notes to TOTAL’s unaudited interim consolidated financial statements in Exhibit 99.1 to its Form 6-K filed with the Securities and Exchange Commission (“SEC”) on October 31, 2013, and note 23 of the notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 28, 2013. Since December 31, 2013, Total Capital International has issued non-current financial debt of $2.5 billion (or approximately €1.8 billion using the February 11, 2014, European Central Bank reference exchange rate of €1= $1.37).

On February 11, 2014, the Board of Directors of TOTAL S.A. decided to propose at the May 16, 2014 Annual Shareholders Meeting a final dividend of €0.61 per share for the fourth quarter 2013, representing approximately €1.45 billion, to be paid on June 5, 2014.(1)

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2013.

(1)             The ex-dividend date for the remainder of the 2013 dividend would be June 2, 2014; for the ADR (NYSE: TOT), the ex-dividend date would be May 28, 2014.